Filed by MidWestOne Financial Group, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: MidWestOne Financial Group, Inc.

Commission File No.: 001-35968

Date: August 22, 2018

MidWestOne Employee FAQ

American Trust & American Bank Acquisition

For Internal Use Only

The following FAQ is being provided for MidWestOne employees to share information about the recent announcement of MOFG’s acquisition of ATBancorp, the parent company of American Trust & Savings Bank and American Bank-WI.   The information in this document is subject to change as we move forward with this transaction, however this is what is known and can be shared at this time.  Continuing communications with employees will be MidWestOne’s highest priority so that as decisions are made, it is communicated in a timely and appropriate manner.

Why did MidWestOne acquire American Trust and American Bank of Wisconsin?

Many of our employees know that our Company has built geographic expansion into its strategic plan so that MidWestOne continues its mission to grow and prosper.  With the acquisition of ATBancorp, we are able to expand into a large eastern Iowa market in the Dubuque area and build on our already established western Wisconsin presence.  Like us, American Trust and American Bank are strong community banks with significant investment in their communities.

What do we know about American Trust, American Bank, and ATCapital Management?

ATBancorp owns three wholly-owned subsidiaries:

•                  American Trust & Savings Bank:  $1.2 billion in assets (Dubuque, IA)

•                  American Bank & Trust Wisconsin:  $161 million (Cuba City, WI)

•                  ATCapital Management — a Registered Investment Advisor (Dubuque, IA)

The American Trust and American Bank acquisition does not include ATCapital Management, nor does it include American Trust’s Retirement Services division.

American Trust & Savings Bank is Dubuque’s oldest family-owned community bank and is Iowa’s oldest city among the oldest settlements west of the Mississippi River.  The Schrup family established American Trust in 1911 and currently has the #3 market share in the Dubuque MSA with approximately $840mm of deposits.  American Trust expanded into the Des Moines market in 2005 where it now has two locations (West Des Moines and Windsor Heights). American Trust also serves as one of the longest-running trust businesses in the state of Iowa.

ATBancorp acquired the Cuba City, Wisconsin-based American Bank in 1998.

Where are the American Trust and American Bank branch banking facilities located?

ATBancorp serves nine communities through its 17 branch banking facilities in the Greater Dubuque-area (Iowa and Wisconsin) and Des Moines, Iowa.

Iowa Locations:	Wisconsin Locations:

Dubuque, Dyersville, Farley, Des Moines	Cuba City, Platteville, Lancaster, Fennimore

What does this mean for American Trust and American Bank employees in their respective Iowa and Wisconsin communities?

We realize that this announcement may cause uncertainty with employees currently served by American Trust & Savings Bank of Iowa and American Bank of Wisconsin.  Throughout the next several weeks and months, our management teams will work together to answer questions and to finalize organizational changes, some of which may impact their day-to-day procedures, policies, and bank operations.  While much review and evaluation of how our two companies will integrate into one has already been contemplated, there are many additional determinations to be made with respect to how the full integration is best accomplished.  As with our Central Bank merger in 2016, we believe that this transaction will present continued opportunities for individuals in both organizations who have a desire to grow and contribute at an even greater level than they do today.

Is this the same American Trust & Savings Bank that services our retirement plans?

Yes.  The Retirement Services division of American Trust today is MidWestOne’s current retirement plan Fiduciary and Discretionary Trustee, handling all the 401(k) Plan and ESOP recordkeeping and compliance services.  This is a very specialized business unit of their Financial Management Group to serve employers like us with employee retirement plan benefits.

Why isn’t the AT Retirement Division and ATCapital Management a part of this acquisition?

A difficult but very thoughtful decision was made to not incorporate American Trust’s Retirement Division of FMG and ATCapital Management into MidWestOne Bank.  We highly respect the team of people who work in these divisions. ATBancorp is responsible for the disposition of these business units and we have pledged to assist with this. MidWestOne Bank will be welcoming members of the AT Trust team to join our Wealth Management group and our Trust Department will be one of Iowa’s best!

Will American Trust and American Bank become MidWestOne Bank, or will they operate separately?

Our banks will continue to operate separately under our respective names until a full data merge is complete.  Our management teams are working hard to consider all the various options and decisions which lead to a future date when American Trust and American Bank come together under the MidWestOne Bank name.  Our projected timeline for this is the second quarter of 2019, but that is subject to change.

How will the ATBancorp headquarters be handled?

As our banks continue to operate separately while preparing for full integration, a transition to the MidWestOne headquarters in Iowa City will also begin.  There will continue to be local leadership in each community during and after the transition.

Will any American Trust or American Bank locations close?

The current American Trust and American Bank markets are new additions to the MidWestOne geography and our management teams are excited to bring Dubuque, Dyersville, Des Moines, Cuba City and other strong markets into the mix.  As with any transaction of this nature, the needs of our combined communities will be evaluated throughout our new and expanded footprint.  Decisions which could impact current offices will be a part of this evaluation.

How does this affect my job at MidWestOne today?

Many leaders and staff in our expanded Company will have increased responsibilities during the time leading up to and after a full data merge.  For most employees though, this transaction will have little to no impact on current job responsibilities.  We want to continue to stay focused on our current job responsibilities so that we continue to take care of our customers and those who should be.

An acquisition like this is designed for growth in multiple ways; one of which is to create potential opportunities for employees across our Company.

Will anyone lose their job?

As we move forward with continuing to operate our banks separately until a date is determined to bring them together, we will be evaluating where there is duplication and potential efficiencies with staffing.  This will be a very thoughtful process and will take some time.  Taking care of all employees remains a top priority.

Will any of MidWestOne’s products and services change?

With or without a Merger, we continually evaluate our products and services.  While we do not anticipate this transaction to have any effect on our offerings in the near-term, there could be some changes once the banks are merged together. Important decisions about potential changes will be considered on the basis that we have the best products and services in place to serve our customers.

How will we hear about the things related to this Merger going forward?

Regular communication about the progress of the Merger leading up to the date when we combine our banks together will be forthcoming.  We ask for everyone’s patience as we give you assurance that much hard work is being done in the meantime.  Stay tuned for various methods of communications including bank-wide merger-related emails and video messaging.  We acknowledge the span of emotions that employees may experience during this time of change.  For that reason, you have our word that communication will be open and frequent.

Forward-Looking Statements

Certain statements contained in this communication that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include information about MidWestOne’s and ATBancorp’s possible or assumed future economic performance or future results of operations, including MidWestOne’’s or ATBancorp’s future revenues, income, expenses, provision for loan losses, provision for taxes, effective tax rate, earnings per share and cash flows, and MidWestOne’’s and ATBancorp’s future capital expenditures and dividends, future financial condition and changes therein, including changes in MidWestOne’s and ATBancorp’s loan portfolio and allowance for loan losses, future capital structure or changes therein, as well as the plans and objectives of management for MidWestOne’s and ATBancorp’s future operations, future or proposed acquisitions, the future or expected effect of acquisitions on MidWestOne’s and ATBancorp’s operations, results of operations, financial condition, and future economic performance, statements about the benefits of their merger (the “Merger”), and the statements of the assumptions underlying any such statement. Such statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim”, “anticipate”, “estimate”, “expect”, “goal”, “guidance”, “intend”, “is anticipated”, “is expected”, “is intended”, “objective”, “plan”, “projected”, “projection”, “will affect”, “will be”, “will continue”, “will decrease”, “will grow”, “will impact”, “will increase”, “will incur”, “will reduce”, “will remain”, “will result”, “would be”, variations of such words or phrases (including where the word “could”, “may”, or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. The forward-looking statements that MidWestOne and ATBancorp make are based on our current expectations and assumptions regarding MidWestOne’s and ATBancorp’s businesses, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect MidWestOne’s or ATBancorp’s future financial results and performance and could cause those results or performance to differ materially from those expressed in the forward-looking statements. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between MidWestOne and ATBancorp, the outcome of any legal proceedings that may be instituted against MidWestOne or ATBancorp, delays in completing the Merger, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Merger) and shareholder approvals or to satisfy any of the other conditions to the Merger on a timely basis or at all, the possibility that the anticipated benefits of the Merger are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where MidWestOne and ATBancorp do business, the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Merger, MidWestOne’s ability to complete the acquisition and integration of ATBancorp successfully, and the dilution caused by MidWestOne’s issuance of additional shares of its common stock in connection with the Merger. Each of MidWestOne and ATBancorp disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information on MidWestOne, and factors which could affect the forward-looking statements contained herein can be found in MidWestOne’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2018 and June 30, 2018 and its other filings with the SEC.

Important Additional Information

MidWestOne will file a registration statement with the SEC which will include a joint proxy statement/prospectus to be sent to the shareholders of MidWestOne and ATBancorp in connection with the proposed transaction, which investors and security holders should read carefully.  Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from MidWestOne at its website, www.midwestone.com, MidWestOne, ATBancorp and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of MidWestOne and ATBancorp in connection with the proposed transaction.  Information about the directors and officers of MidWestOne may be found in the definitive proxy statement of MidWestOne relating to its 2018 Annual Meeting of Shareholders filed with the SEC by MidWestOne on March 9, 2018. Information about the directors and executive officers of ATBancorp will be included in the joint proxy statement/prospectus when it is filed as part of MidWestOne’s Registration Statement on Form S-4. This definitive joint proxy statement/prospectus can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement and other relevant materials to be filed by MidWestOne with the SEC in conjunction with the Merger (when they become available).